Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

October 29, 2025

VIA EDGAR CORRESPONDENCE

Yoon Choo
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund VII (the “Trust”)
File Nos. 333-184918; 811-22767

Dear Ms. Choo:

This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Exchange-Traded Fund VII (the “Registrant” or “Trust”) with the staff of the Securities and Exchange Commission (the “Staff”) on August 22, 2025 (the “Registration Statement”). The Registration Statement relates to the First Trust Enhanced Stocks, Bonds & Gold ETF (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff reminds the Registrant and its management that they are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comment, action or absence of action by the Staff. Where a comment is made in one location, it is applicable to all similar disclosures appearing elsewhere in the Registration Statement. Please ensure that corresponding changes are made to all similar disclosure.

Response to Comment 1

The Registrant confirms that corresponding changes made in response to the Staff’s comments have been made to any similar disclosure throughout the Registration Statement.

Comment 2 – General

Please provide your responses to Staff comments at least five business days in advance of the effective date. Please include an exhibit to your response letter with the marked document showing changes from the initial filing. Please also send a notice of the filing of the response letter by email and include a blackline copy showing changes from the initial filing.

Response to Comment 2

The Registrant confirms it will endeavor to provide the Staff with responses sufficiently in advance of effectiveness for its review.

Comment 3 – Principal Investment Strategies

The Staff notes the disclosure states, “Under normal market conditions, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in investments that provide exposure to common stocks, bonds and/or gold.” The disclosure states that the exposure is divided equally among the three sectors. For purposes of this policy, the Fund should invest in “common stocks, bonds and gold.” Please revise throughout.

Response to Comment 3

The disclosure has been revised in accordance with the Staff’s comment.

Comment 4 – Principal Investment Strategies

The Staff notes the disclosure states, “Under certain market conditions, the Fund may reduce the notional exposure to gold it derives from its derivatives positions to mitigate against risk.” Please disclose the specific risk that the Fund is seeking to mitigate. Additionally, please reconcile this disclosure with the statement above that states, “it is the expectation that on a monthly basis the Fund will allocate its exposure approximately equally between the three asset classes.” Does this mean that the Fund may underweight exposure to gold only between monthly rebalances? Please revise the disclosure to make this aspect of the strategy clear.

Response to Comment 4

The Registrant notes the Fund intends to rebalance its notional exposure on a monthly basis, and it is the expectation that the Fund will allocate its exposure approximately equally between the three asset classes. However, as the disclosure states, the Fund reserves flexibility to adjust its exposure more frequently based on market conditions or as necessary to comply with any applicable regulatory requirements. The above-referenced disclosure has been revised as follows:

“Before a scheduled monthly rebalance, the Fund may reduce its notional exposure to gold that it derives from the derivatives positions based on market conditions or to comply with applicable regulatory requirements.”

Comment 5 – Principal Risks

The Staff notes the Fund invests in U.S. Treasuries and cash equivalents. These debt securities do not have call or extension risk that some corporate or mortgage-backed securities might. Please delete “Call Risk” and “Extension Risk” from the risk factors or supplementally explain why it would not be appropriate to do so. Please also consider deleting discussions of these risks from the other risk factors where they are discussed.

Response to Comment 5

The above-referenced risk factors, in addition to “Prepayment Risk”, have been removed in accordance with the Staff’s comment.

Comment 6 – Principal Risks

The Staff notes the Fund transacts in futures contracts that are exchange-traded. It is the Staff’s understanding these are guaranteed by the relevant clearinghouse. Please consider whether “Counterparty Risk” is a principal risk of the Fund.

Response to Comment 6

The Registrant has considered the Staff’s comment and respectfully declines to make any changes. The Registrant believes that the disclosure, as currently presented, is appropriate for investor comprehension. While derivatives cleared through a clearinghouse are generally considered to have reduced counterparty risk, the Registrant believes it is important to disclose the residual risks stemming from derivatives, including default risk, systemic and market events risk or operational risks, in order to provide transparency to investors.

Comment 7 – Principal Risks

The Staff notes that the risk factors are very extensive, even though the Fund invests only in futures contracts providing exposure to common stocks, U.S. Treasuries and gold. Please consider consolidating risk factors that largely duplicate risk disclosure. Please consider whether some of the risk factors relating to the Fund’s general operations of an ETF could be moved to the end of the risk factors or, if appropriate, to the “Non-Principal Risks” section so that investors may better focus on the risks related to the Fund’s principal investment strategies.

Response to Comment 7

The Registrant has considered the Staff’s comment and respectfully declines to make any changes. The Registrant believes that the disclosure, as currently presented, is appropriate for investor comprehension.

Comment 8 – Principal Risks

The Staff notes the “Subsidiary Investment Risk states, “The Subsidiary is not registered under the 1940 Act and is not subject to all the investor protections of the 1940 Act. Thus, the Fund, as an investor in the Subsidiary, will not have all the protections offered to investors in registered investment companies.” Please delete “all” from both sentences.

Response to Comment 8

The Registrant has removed the term “all” from the first sentence of the above-referenced disclosure. However, the Registrant does not believe it would be appropriate to delete from the second sentence because it highlights to investors that, as a result of the Fund investing through the Subsidiary, they may not receive the full suite of protections they would otherwise expect from the 1940 Act. Nevertheless, the Fund itself remains subject to the requirements and investor protections of the 1940 Act and removing “all” from the sentence would be an inaccurate statement.

Comment 9 – Principal Risks

The Staff notes the disclosure states, “The Fund may invest a portion of its assets in equity repurchase agreements.” Please specify in the “Tax Risk” and in Item 9 the types of repurchase agreements that the Fund expects to invest in.

Response to Comment 9

The Registrant has removed all references to repurchase agreements from the prospectus.

Comment 10 – Principal Risks

The Staff notes the “Principal Investment Strategies” section discusses only short- and medium-term U.S. Treasuries that are backed by the full faith and credit of the U.S. government. Please tailor the “U.S. Government Securities Risk” to discuss such investments.

Response to Comment 10

The Registrant has considered the Staff’s comment and respectfully declines to make any changes. The Registrant believes that the disclosure, as currently presented, is appropriate for investor comprehension, as the risk disclosure is sufficiently tailored and provides investors with a clear and accurate understanding of the risks associated with the Fund’s investments in U.S. government securities.

Comment 11 – Fund Investments

The Staff notes the disclosure states, “However, the Fund would presumably have sustained comparable losses if, instead of investing in the futures contract, it had invested in the underlying financial instrument and sold it after the decline.” The Staff further notes that the use of leverage through futures contracts may inherently result in losses that exceed the amount invested. Please revise or supplementally explain to the Staff how this statement is accurate.

Response to Comment 11

The Registrant has deleted the above-referenced sentence.

Comment 12 – Fund Investments

Please reconcile the first paragraph of “Fixed Income Investments and Cash Equivalents” with the Item 4 summary section which states that the Fund may invest in U.S. Treasuries, cash and cash equivalents. If fixed income instruments, other than cash equivalents, are limited to U.S. Treasuries, please revise the disclosure accordingly.

Response to Comment 12

In accordance with the Staff’s comment, the above-referenced disclosure has been deleted and replaced in its entirety with the following:

“Cash Equivalents and Short-Term Investments

The Fund may invest in securities with maturities of less than two years or cash equivalents, or it may hold cash, in order to collateralize its (or the Subsidiary’s) investments or for temporary defensive purposes. The percentage of the Fund invested in such holdings varies and depends on several factors, including market conditions. For temporary defensive purposes and during periods of high cash inflows or outflows, the Fund may depart from its principal investment strategies and invest part or all of its assets in these securities or it may hold cash. During such periods, the Fund may not be able to achieve its investment objective. The Fund may adopt a defensive strategy when the portfolio managers believe instruments in which the Fund normally invests have elevated risks due to political or economic factors and in other extraordinary circumstances. In addition, the Fund may invest in money market instruments. Money market instruments include short-term, high-quality securities issued or guaranteed by non-U.S. governments, agencies and instrumentalities; non-convertible high-quality corporate debt securities with remaining maturities of 397 days or less; money market mutual funds; commercial paper; certificates of deposit, bank time deposits, bankers’ acceptances and short-term negotiable obligations of U.S. and non-U.S. banks and financial institutions. For more information on eligible short-term investments, see the SAI.”

Comment 13 – Fund Investments

The Staff notes the “Principal Investment Strategies” section discusses only investments in short- and medium-term U.S. Treasuries which are backed by the full faith and credit of the U.S. government. Please reconcile the disclosure in “U.S. Government Securities.”

Response to Comment 13

In accordance with the Staff’s comment, the first sentence of “U.S. Government Securities” has been revised to state, “The Fund may invest in intermediate-term U.S. government securities.”

Comment 14 – Fund Investments

The Staff notes the disclosure states, “In addition, the Fund may invest in sovereign debt obligations of non-U.S. countries.” Please reconcile this disclosure with the “Principal Investment Strategies” section.

Response to Comment 14

The Registrant has deleted the above-referenced sentence.

Comment 15 – Risks of Investing in the Fund

The Staff notes the “Brokerage Firms Risk” is identified as a non-principal risk and that “Clearing Broker Risk” is a principal risk of the Fund. Please consolidate this risk disclosure or supplementally explain to the Staff why it would not be appropriate to do so.

Response to Comment 15

The Registrant has deleted “Brokerage Firms Risk” from the Registration Statement.

Comment 16 – Management of the Fund

Please address the following comments:

(a)	Supplementally confirm that the Subsidiary is the only subsidiary the Fund plans to use;
(b)	Disclose that any investment advisor to the Subsidiary complies with provisions of the Investment Company Act of 1940 relating to investment advisory contracts (see Section 15) as if it were an investment advisor of the Fund;
(c)	Disclose that the Subsidiary complies with provisions related to affiliated transactions and custody (see Section 17);
(d)	Identify the custodian of the Subsidiary, if any, in the disclosure;
(e)	Supplementally confirm that the financial statements of the Subsidiary will be consolidated with those of the Fund;
(f)	Supplementally confirm that: (i) the Subsidiary and any board of directors it has will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (ii) the Subsidiary and any board of directors it has will agree to designate an agent for service of process in the United States.

Response to Comment 16

Please see below for the Registrant’s responses to the Staff’s comments:

(a)	The Registrant confirms the Subsidiary is the only subsidiary the Fund plans to use.
(b)	In response to the Staff’s comment, the Registrant notes its position that because the Subsidiary is not a registered investment company, the provisions of Section 15 of the 1940 Act do not apply to the Subsidiary pursuant to the terms of the statute. The Registrant further notes that the Board, including a majority of the disinterested trustees, has undertaken to consider and approve the investment advisory agreement of the Subsidiary. As such, the Registrant has added the following disclosure to the section entitled “Management of the Fund—Management of the Subsidiary” in the Fund’s prospectus:

“First Trust serves as the investment advisor of the Subsidiary and manages the investment of the Subsidiary’s assets on a discretionary basis. The Fund’s Board, including a majority of the disinterested Trustees, considered and approved the investment advisory agreement between First Trust and the Subsidiary. The Subsidiary does not pay First Trust a management fee for its services. The Bank of New York Mellon serves as the custodian of the Subsidiary. While the subsidiary has also entered into separate contracts for the provision of custody, transfer agency and audit services, the Advisor will pay for these expenses. The Subsidiary will comply with Sections 17 and 18 of the 1940 Act, as applicable, and the Fund does not intend to create or acquire primary control of any entity which primarily engages in investment activities and securities or other assets other than entities wholly owned by the Fund.”

(c)	The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Registrant’s response to Comment 16(b) above.
(d)	The disclosure has been revised in accordance with the Staff’s comment. Please refer to the Registrant’s response to Comment 16(b) above.
(e)	The Registrant confirms the financial statements of the Subsidiary will be consolidated with those of the Fund after the Subsidiary is operational.
(f)	The Registrant confirms that: (i) the Subsidiary and its board of directors agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder; and (ii) the Subsidiary and its board of directors agree to designate an agent for service of process in the United States.

Comment 17 – Management of the Fund

The Staff notes the disclosure states, in part, “and, in particular, to the requirements relating to leverage…” Please add a reference to “capital structure” before the term “leverage.”

Response to Comment 17

In accordance with the Staff’s comment, the above-referenced disclosure has been revised as follows:

“As a result, in managing the Fund’s and the Subsidiary’s portfolios, First Trust will comply with the investment policies and restrictions that apply to the management of the Fund and the Subsidiary (on a consolidated basis), and, in particular, to the requirements relating to capital structure, leverage, liquidity, brokerage and the timing and method of the valuation of the Fund’s and the Subsidiary’s portfolio investments.”

Comment 18 – Statement of Additional Information

The Staff notes fundamental restriction #6 states, “The Fund may only purchase or sell physical commodities through its wholly-owned subsidiary…” Please supplementally explain to the Staff why the fundamental investment restriction addresses only physical commodities and not derivative instruments backed by physical commodities.

Response to Comment 18

The Registrant notes that Section 8(b) of the 1940 Act requires the Fund to recite in its Registration Statement its policies with respect to certain types of investments and investment practices, including with respect to the purchase or sale of commodities. It is common industry practice to distinguish between restrictions on physical commodities and those on derivatives. Many registered funds are permitted to invest in commodity-linked derivatives directly, while restricting direct investments in physical commodities to a subsidiary for regulatory and tax reasons. The Fund is seeking to preserve its ability to make commodities-related investments to the extent permissible, such as through the acquisition of derivative instruments backed by commodities. As such, the Registrant believes its current fundamental restriction satisfies the requirements of the 1940 Act.

Comment 19 – Exhibits

The Staff notes the investment advisory agreement with the Subsidiary is a material contract that must be filed as an exhibit to the Registration Statement.

Response to Comment 19

The Registrant confirms it will file the investment advisory agreement with the Subsidiary as an exhibit to the Registration Statement.

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Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp
By:	/s/ Morrison C. Warren
Morrison C. Warren